UARRANGEMENT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 15th day of February, 2008.

BETWEEN:

UCANARC RESOURCE CORP.U, a company incorporated under the laws of the Province of British Columbia and having a registered office at 1040-999 West Hastings Street, Vancouver, B.C., V6C 2W2

(hereinafter referred to as “Canarc”)

OF THE FIRST PART

AND:

UCAZA GOLD CORP.U, a company incorporated under the laws of the Province of British Columbia and having a registered office at 1040-999 West Hastings Street, Vancouver, B.C., V6C 2W2

(hereinafter referred to as “Caza”)

OF THE SECOND PART

URECITALSU

WHEREAS Canarc and Caza, a wholly-owned subsidiary of Canarc, have agreed to proceed with a proposed transaction by way of Plan of Arrangement whereby  certain assets of Canarc will be transferred to Caza, and a series of share exchanges will take place which will result in the current shareholders of Canarc having shareholdings in Canarc and Caza;

AND WHEREAS Caza was incorporated to facilitate the completion of the Arrangement;

AND WHEREAS the parties hereto wish to record their agreements with regard to the Arrangement and of Arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1

Definitions

In this Agreement including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, words and terms defined in the Circular shall have the same meaning when used herein and, in addition, the following terms shall have the following meanings:

"Agreement" means this Arrangement Agreement;

"Arrangement" means the arrangement under the provisions of Section 288 of the Corporations Act, on the terms and conditions set forth in the Plan of Arrangement or any amendment or variation thereto made in accordance with section 6.1 of this Agreement;

“Business Day" means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Vancouver;

"Circular" means the definitive form, together with any amendments thereto, of the management information circular of Canarc to be prepared and sent to the holders of Canarc Common Shares in connection with the Meeting;

"Canarc Common Shares" mean the common shares without par value in the capital of Canarc;

"Canarc Options" mean stock option granted by Canarc to purchase Canarc Common Shares pursuant to Canarc’s stock option plan;

"Caza Common Shares" means the common shares in the capital of Caza;

"Corporations Act" means the Business Corporations Act (British Columbia), S.B.C. 2002, c.57, as amended;

"Court" means the Supreme Court of British Columbia;

“Dividend” means the proposed dividend in kind, being made up of, in total, 11,955,751 common shares of Caza to be distributed to Shareholders of CCM pursuant to the Arrangement Agreement.

“Dividend Record Date” means the record date for the distribution of Dividend proposed to be set sometime after Court Approval of the Arrangement, in conjunction with the TSX.

“Effective Date” means the effective date of the Arrangement, and is expected to be on or about the first business day following the Dividend Record Date, or as otherwise set in conjunction with the TSX and, if necessary, the date all relevant documents are accepted for filing by the Registrar.

"Meeting" means the Special general meeting of the holders of Canarc Common Shares to be held to consider, among other matters, the Arrangement, and any adjournment thereof;

"Order" means the order of the Court approving the Arrangement pursuant to the Corporations Act a draft copy of which is attached as Appendix “II”;

"Plan of Arrangement" means the plan of arrangement which is annexed hereto as Appendix I and any amendment or variation thereto made in accordance with section 6.1 hereof;

"Registrar" means the Registrar of Companies under the Corporations Act;

"TSX" means the Toronto Stock Exchange;

1.2

Subsidiary

(a)

For the purposes of this Agreement, a corporation is a subsidiary of another corporation where:

(i)

it is controlled by

(A)

that other corporation; or

(B)

that other corporation and one or more corporations, each of which is controlled by that other corporation; or

(C)

two or more corporations, each of which is controlled by that other corporation; or

(ii)

it is a subsidiary of that other corporation.

(b)

For the purpose of this Agreement, a corporation is controlled by a person where:

(i)

shares of the corporation carrying more than 50% of the votes for the election of directors are held, other than by way of security only, by or for the benefit of that person; and

(ii)

the votes carried by the shares mentioned in paragraph (i) are sufficient, if exercised, to elect a majority of the directors of the corporation.

i.2

Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms "this Agreement", "hereof" and "hereunder" and similar expressions refer to this Agreement (including the appendices hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

i.3

Number, Et Cetera

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa, words importing the use of any gender shall include both genders; and words importing persons shall include firms, corporation, trusts and partnerships.

i.4

Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to.

i.5

Entire Agreement

This Agreement, together with the appendices, schedules, agreements and other documents herein or therein referred to, constitute the entire agreement among the parties pertaining to the subject manner hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

i.6

Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1

Representations and Warranties of Canarc

Canarc represents and warrants to and in favour of Caza as follows:

(a)

Canarc is a company duly organized and validly existing under the Corporations Act and has corporate power and authority to own, operate and lease its property and assets and to carry on its business as now being conducted by it, and it is duly registered, licensed or qualified to carry on business in each jurisdiction in which a material amount of its business is conducted or where the character of its properties and assets makes such registration, licensing or qualification necessary;

(b)

Canarc has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c)

the authorized capital of Canarc consists of an unlimited number of  shares, of which 71,734,505 Canarc Common Shares are issued as of February 15, 2008;

(d)

no individual, firm, corporation or other person holds any securities convertible or exchangeable into any shares of Canarc or of any of its subsidiaries or has any agreement, warrant, option or any right capable of becoming an agreement, warrant or option for the purchase of any unissued shares of Canarc or any of its subsidiaries, except for:

(i)

holders of Canarc Warrants, who have the right to purchase an aggregate of 1,100,000 Canarc Common Shares pursuant to the Canarc Warrants; and

(ii)

the holders of Canarc Options, who have options to purchase an aggregate of approximately 6,884,000 Canarc Common Shares pursuant to the Canarc Options;

(e)

the execution and delivery of this Agreement by Canarc and the completion of the transactions contemplated herein:

(i)

do not and will not result in a breach of, or violate any term or provision of, the Notice of Articles or articles of Canarc or any of the constating documents of its subsidiaries;

(ii)

subject to receiving any consent as may be necessary under any agreement by which Canarc or any of its subsidiaries is bound, do not and will not, as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Canarc and its subsidiaries taken as a whole is subject or result in the creation of any lien, charge or encumbrance upon any the material assets of Canarc or any of its subsidiaries under any such agreement or instrument, or give to any person any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii)

subject to receipt of necessary approvals of the holders of Canarc Common Shares and the Court, do not and will not as of the Effective Date violate any provision of law or administrative regulation or any judicial or administrative regulation or any judicial or administrative award, judgment or decree applicable and known to Canarc, after due inquiry, the breach of which would have a material adverse effect on Canarc and its subsidiaries taken as a whole;

(iv)

to the best of the knowledge of Canarc after due inquiry, there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting Canarc or any subsidiary of Canarc, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic or foreign, of any kind nor, to the best of the knowledge of Canarc, after due inquiry, are there any existing facts or conditions which may reasonably be expected, individually or in the aggregate, to be a property basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or the Plan of Arrangement or which may reasonably be expected individually or in the aggregate to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Canarc and its subsidiaries, taken as a whole, either before or after the Effective Date;

(v)

the execution and delivery of this Agreement and the completion of the transaction contemplated herein have been duly approved by the board of directors of Canarc and this Agreement has been duly executed and delivered by Canarc and constitutes a valid and binding obligation of Canarc enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(vi)

the information set forth in the Circular relating to Canarc and its subsidiaries and the interests of Canarc and such subsidiaries, their respective businesses and properties and the effect of the Arrangement and any other transactions referred to in this Circular thereon is true, correct and complete in all material respects and does not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in the light of the circumstances in which they are made.

2.2

Representations and Warranties of Caza

Caza represents and warrants to and in favour of Canarc as follows:

(a)

Caza is a company duly organized and validly existing under the Corporations Act;

(b)

Caza has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c)

the authorized capital of Caza consists of an unlimited number of Caza Common Shares without par value of which there is 100 issued and outstanding as at the date hereof;

(d)

except as contemplated by this Agreement, no individual, firm, corporation or other person holds any securities convertible or exchangeable into any shares of Caza or has any agreement, warrant, option or any right capable of becoming an agreement, warrant or option for the purchase of any unissued shares of Caza;

(e)

the execution and delivery of this Agreement by Caza and the completion of the transaction contemplated herein:

(i)

do not and will not result in a breach of, or violate any term or provision of, the Notice of Articles and articles of Caza; and

(ii)

do not and will not, as of the Effective Date, violate any provision of law or administrative regulations or any judicial or administrative award judgment or decree applicable and known to Caza after due inquiry, the breach of which would have a material adverse effect on Caza;

(a)

the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the board of directors of Caza and this Agreement has been executed and delivered by Caza and constitutes a valid and binding obligation of Caza enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(b)

Caza is not engaged in any business nor is it a party to or bound by any contract, agreement, arrangement, instrument, license, permit or authority, other than this Agreement and any transaction or agreement necessary or incidental to the fulfillment of its obligations under this Agreement, nor does it have any liabilities, contingent or otherwise, except as provided in or permitted by this Agreement.

ARTICLE 3

ARRANGEMENT

3.1

Canarc and Caza agree to effect the Arrangement pursuant to the provisions of Section 288 of the Corporations Act on the terms and conditions contained in this agreement and the Plan of Arrangement.

3.2

The Arrangement shall become effective at 12:01 a.m. on the Effective Date or as otherwise determined in conjunction with the TSX and its policies.

3.3

Subject to satisfaction of the terms and conditions of this Agreement and termination pursuant to Article 6, the parties shall use all reasonable commercial efforts and do all things reasonably required to cause the Arrangement to become effective on or about a date within three weeks of May 12, 2008, or on such other date as Canarc may determine and, in conjunction therewith, to cause the transaction contemplated in the Plan of Arrangement to be completed on or prior the Effective Date.  Without limiting the generality of the foregoing, the parties shall call the Meeting and mail the Circular to the holder of Canarc Common Shares and, after the meeting in the event of an affirmative vote, proceed forthwith to apply for the Order and the final approval of the TSX, the issue of certain shares of Caza to Canarc in exchange for certain property and the payment of the Dividend, all as further set out in the related Information Circular and related documents.

3.4

Filing of Order

Subject to the rights of termination contained in Article 6 hereof, upon the members of Canarc approving the Arrangement by Special Resolution in accordance with the provisions of the Corporations Act, Canarc obtaining the Order and the other conditions contained in Article 5 hereof being complied with or waived, Canarc shall, if required, send a copy of the Order to the Registrar of Companies for filing pursuant to Section 292 of the Corporations Act, and shall, as determined by Canarc, file with the TSX such other documents as may be required in order to effect the Arrangement.  Upon such filing and issuance by the Registrar of the certificate or certificates giving effect to the Arrangement (if required), and upon TSX final approval, Canarc and Caza shall exchange such other documents as may be necessary or desirable in connection with the completion of the transactions contemplated by this Agreement and the Plan of Arrangement.

ARTICLE 4

COVENANTS

4.1

Covenants of Canarc

Canarc hereby covenants and agrees as follows:

(a)

until the Effective Date, Canarc and each of its Subsidiaries shall carry on its business in the ordinary course and shall not enter into any transaction or incur any obligation or liability out of the ordinary course of its business, except as otherwise contemplated in this Agreement;

(b)

except as otherwise contemplated in this Agreement, until the Effective Date, Canarc shall not, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate, consolidate or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement;

(c)

Canarc shall, in a timely and expeditious manner, file the Circular in all jurisdictions where the Circular is required to be filed by Canarc and mail this Circular to the holders of Canarc Common Shares, the directors of Canarc and the auditors of Canarc, all in accordance with the terms of the Corporations Act and other applicable law;

(d)

Canarc shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable on order to carry out and give effect to the transactions as described in the Circular and, without limiting the generality of the foregoing Canarc shall seek:

(i)

the approval of the holders of Canarc Common Shares required for the implementation of the Arrangement;

 (ii)

the Order as provided for in section 4.3; and

iiiv)

such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(e)

Canarc will convene the Meeting as soon as practicable and will solicit proxies to be voted at the Meeting in favour of the Arrangement and all other resolutions referred to in the Circular; and

(f)

Canarc will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with in or before the Effective Date.

4.2

Covenants of Caza

Caza hereby covenants and agrees with Canarc as follows:

(a)

until the Effective Date, Caza shall not merge and shall not permit any if its Subsidiaries to merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person, perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the Arrangement or other transactions contemplated by this Agreement; and

(b)

Caza shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it, under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Caza shall seek and cooperate with Canarc in seeking:

(i)

the Order as provided for in section 4.3, and

(ii)

such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(c)

use its good faith best efforts to raise capital, as soon as practicable following the Effective Date, by a financing or otherwise to allow it to carry out the Phase 1 work programs on the Caza Gold Project.

4.3

Court Order

If the approval of holders of Canarc Common Shares of the Arrangement is obtained by Canarc, as soon as practicable thereafter each party will take the necessary steps to submit the Arrangement to the Court and apply for the Order As soon as practicable thereafter, and subject to compliance with any other conditions provided for in Article 5 hereof and further subject to the provisions of section 5.2, Canarc and Caza shall, if required, file with the Registrar pursuant to section 292 of the Corporations Act a certified copy of the Order and amendments, if any, to their respective Notice of Articles to give effect to the Arrangement.

4.4

Non-Survival of Representations, Warranties and Covenants

The respective representations, warranties and covenants of Canarc and Caza contained herein shall expire and be terminated and extinguished at and from the Effective Date, other than the covenants in sections 4.1(d), 4.2(b), 4.2(c) and 4.2(d) and no party shall have any liability or further obligation to any party hereunder in respect of the respective representations, warranties and covenants thereafter, other than the covenants in sections 4.1(d), 4.2(b), 4.2(c) and 4.2(d).

ARTICLE 5

CONDITIONS

5.1

Mutual Conditions Precedent

The respective obligations of each party hereto to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions, none of which may be waived by any party hereto in whole or in part:

(a)

the Arrangement, with or without amendment, shall have been approved at the Meeting in accordance with the Corporations Act;

(b)

the Order shall have been obtained in form and substance satisfactory to Canarc acting reasonably;

(c)

no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of or damages on account of or relating to the Arrangement and no cease trading or similar order with respect to any securities of Canarc or Caza shall have been issued and remain outstanding;

(d)

the orders and rulings, if any, from the British Columbia Securities Commission and securities regulatory authorities in each of the Provinces of Canada to permit the securities to be issued pursuant to the Arrangement to be freely tradable in each of the Provinces of Canada shall have been obtained, each such order and ruling being in form and substance acceptable to Canarc;

(e)

all material regulatory requirements shall have been complied with and all other material consents, agreements, orders and approvals, including regulatory and judicial approvals and orders, necessary for the completion of the transactions provided for in this Agreement or contemplated by the Circular shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(f)

none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by Canarc or Caza acting reasonably; and

(g)

this Agreement shall not have been terminated under Article 6.

5.2

Conditions and Obligations of Each Party

The obligation of each of Canarc and Caza to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by any such party without prejudice to its right to rely on any other condition in favour of such party, that each and every one of the covenants of the other party hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by such party and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other party hereto shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at and as of such time, and each such party shall have received a certificate, dated the Effective Date, of a senior officer of each other party confirming the same.

5.3

Merger of Conditions

The conditions set out in sections 5.1 and 5.2 shall be conclusively deemed to have been satisfied, waived or released upon receipt of final TSX approval to the Arrangement and, if required, the delivery to the Registrar pursuant to section 292 of the Corporations Act of a certified copy of the Order to give effect to the Arrangement and any amendments, if any, to the Notice of Articles of each of Canarc and Caza.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1

Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Date, be amended in a manner not materially prejudicial to the shareholders of Canarc by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the shareholders of Canarc for any reason whatsoever.

6.2

Termination

This Agreement may, at any time before or after the holding of the Meeting but no later than the Effective Date, be terminated by the board of directors of Canarc without further notice to, or action on the part of, its shareholders for whatever reasons Canarc considers appropriate.

Without limiting the generality of the foregoing, Canarc may terminate this Agreement:

(a)

in the event that any right of dissent, if any, is specifically provided for by Court order in respect of Canarc Common Shares, immediately prior to the Effective Date, in the event any shareholders have exercised their right of dissent; or

(b)

if prior to the Effective Date there is a material change in the business, operations, properties, assets, liabilities or condition, financial or otherwise, of Canarc and its subsidiaries, taken as a whole, or in Caza, or any change in general economic conditions, interest rates or any outbreak or material escalation in, or the cessation of, hostilities or any other calamity or crisis, or there should develop, occur or come into effect any occurrence which has a material effect on the financial markets of Canada and the board of directors of Canarc determines in its sole judgment that it would be inadvisable in such circumstances for Canarc to proceed with the Arrangement.

6.3

Effect of Termination

Upon the termination of this Agreement pursuant to section 6.2 hereof, no party shall have any liability or further obligation to any other party hereunder.

ARTICLE 7

GENERAL

7.1

Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case to the attention of the senior officer at the following addresses or at such other addresses as shall be specified by the parties by like notice:

If to Canarc:

Suite 301 – 700 West Georgia Street

Vancouver, B.C., Canada, V6C 1G8

Attention: Bradford Cooke, CEO

Facsimile: (604) 685-9744

with a copy to:

Vector Corporate Finance Lawyers

1040-999 West Hastings Street

Vancouver, B.C. V6C 2W2

Attention: Stewart L. Lockwood

Facsimile: (604) 683-2643

If to Caza:

Suite 301 – 700 West Georgia Street

Vancouver, B.C., Canada, V6C 1G8

Attention: Philip Yee

Facsimile: (604) 685-9744

The date of receipt of any such notice shall be deemed to be the date of delivery or facsimile transmission thereof.

7.2

Assignment

No party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other party hereto.

7.3

Binding Effect

This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and assigns and, in the case of the Arrangement, shall enure to the benefit of the holders from time to time of Canarc Common Shares.

7.4

Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting the same.  Waivers may only be granted upon compliance with the terms governing amendments set forth in section 5.1 hereof, applied mutatis mutandis.

7.5

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

7.6

Counterparts

This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written.

CANARC RESOURCE CORP. UPer: “Bradford J. Cooke” U	CAZA GOLD CORP. Per: “Philip Yee”

This is page 1 of that certain agreement dated February 15, 2008, between CANARC RESOURCE CORP. of the first part and CAZA GOLD CORP. of the second part.

APPENDIX I TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

INTERPRETATION-

1.1

Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith:

"Arrangement" means the arrangement proposed under the provisions of section 288 of the Corporations Act on the terms set out in this Plan of Arrangement;

"Arrangement Agreement" means the agreement, dated February 15, 2008, between Canarc and Caza to which this Plan of Arrangement is attached as Appendix I, as the same may be amended from time to time;

“Arrangement Record Date” means the Business Day immediately preceding the Effective Date;

"Business Day" means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Vancouver;

"Circular" means the definitive form, together with any amendments thereto, of the management information circular of Canarc to be prepared and sent to the holders of Canarc Common Shares in connection with the Meeting;

"Corporations Act" means the Business Corporations Act (British Columbia), S.B.C. 2002, c.57 as amended;

"Canarc" means Canarc Resource Corp., a company incorporated under the Corporations Act;

"Canarc Common Share" means any one of the common shares which Canarc is authorized to issue;

"Canarc Common Shareholders" means those persons who, as at the close of business on the Arrangement Record Date, are registered holders of Canarc Common Shares;

“Caza” means Caza Gold Corp., a company incorporated under the Corporations Act;

“Caza Common Share" means any one of the common shares of Caza to be issued to holders of New Canarc Preferred Shares under the Arrangement in exchange for such New Canarc Preferred Shares;

"Court" means the Supreme Court of British Columbia;

“Dissent Rights” means the potential right of a holder of Canarc Common Shares to dissent, if so specifically provided by the Court, in respect of the Arrangement pursuant to the procedures set forth in section 238 of the Corporations Act;

"Effective Date" means the date on which the Order and all required documents are accepted for filing by the Registrar;

"Order" means the order of the Court approving the Arrangement pursuant to the Corporations Act;

"Holder", when not qualified by the adjective "registered", means the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the register of members of Canarc or Caza, as the case may be;

"ITA" means the Income Tax Act (Canada), as amended;

“Meeting” means the Annual and Special general meeting of the holders of Canarc Common Shares to be held to consider, among other matters, the Arrangement, and any adjournment thereof;

“Net Fair Market Value of the Transferred Assets” means an amount determined by the board of directors of Canarc as of the Effective Date, equal to the fair market value of the Transferred Assets;

"Plan of Arrangement" means this plan of arrangement in Appendix I, as it may be amended from time to time in accordance with section 5.1 of the Arrangement Agreement or 6.1 of the Plan of Arrangement;

"Registrar" means the Registrar under the Corporations Act;

“Transferred Assets” means the Transferred Properties and the Transferred Cash;

"Transfer Agent" means Computershare Trust Company of Canada;

“Transferred Properties” means all of the issued shares of Minera Canarc de Mexico SA de CV to be transferred, directly or indirectly, from Canarc to Caza pursuant to paragraph 3.1.2 hereof;

1.2

Headings

The division of this Plan of Arrangement into articles, sections, subsections and paragraphs, and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.  The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or part hereof.  Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs to this Plan of Arrangement.

1.3

Extended Meanings

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, forms, trusts, unincorporated organizations and corporations.

1.4

Currency

All references to currency herein are to lawful money of Canada unless otherwise specified herein.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1

Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

ARTICLE 3

THE ARRANGEMENT

3.1

The Arrangement

On the Effective Date, the following shall occur and be deemed to occur in the following order without further act or formality, notwithstanding anything contained in the provisions attaching to any of the securities of Canarc or of Caza, and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

3.1.1

Caza shall issue to Canarc 14,346,801 Caza Common Shares which, combined with the 100 Caza Common Shares currently issued to Canarc, shall total 14,346,901 Caza Common Shares, being all of the issued share capital of Caza as of the Effective Date;

3.1.2

Canarc will transfer the Transferred Assets to Caza in consideration for Caza issuing to Canarc that number of shares set out above, which total shares of Caza shall have an aggregate redemption and retraction price and fair market value equal to the Net Fair Market Value of the Transferred Assets at the time of the transfer.

3.1.3

Canarc will announce the Dividend Record Date and complete the Dividend and share issuance to its shareholders in accordance with the policies of the TSX and all applicable corporate and security laws, orders and regulations.

3.2

Deemed Fully Paid and Non-Assessable Shares

All Caza Common Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the Corporations Act.

3.3

Fractional Shares of Caza

Fractional interests in Caza Common Shares created by the sale and transfer set out in section 3.1.3 will be rounded down to the nearest whole Caza Common Share.

3.4

Supplementary Actions

Notwithstanding that the transaction and events set out in section 3.1 shall occur and shall be deemed to occur in the order therein set out without any act or formality, each of Canarc and Caza shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further documents or evidence any of the transactions or events set out in section 3.1, including without limitation, any resolutions of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any promissory notes and receipts therefor and any necessary addition to or deletions from share registers.

ARTICLE 4

4.1

Removed by consent

ARTICLE 5

CERTIFICATES

5.1

Entitlement to Share Certificates

As soon as practicable after the Effective Date, Caza or Canarc shall deliver to the Transfer Agent for the benefit of holders of Canarc Common Shares, share certificates representing in the aggregate the Caza Common Shares to which such holders are entitled (being a maximum of 11,955,751 Common Shares of Caza) following the Arrangement and shall deliver such certificates to the Transfer Agent to be delivered to such holders in accordance with the terms hereof.

5.2

Caza Common Share Certificates

As soon as practicable after the Effective Date, Caza shall cause to be issued to the registered holders of Caza Common Shares at the close of business on the Dividend Record Date or as otherwise determined by the TSX, share certificates representing in the aggregate the Caza Common Shares to which such holders are entitled and shall cause such certificates to be delivered or mailed to such holders in accordance wit the terms thereof.

5.3

Dividends and Distributions

All dividends paid and distributions made in respect of Caza Common Shares  after the Effective Date but prior to a certificate therefore being delivered to a Shareholder in accordance in paragraph 5.2 and 5.4, shall be paid to the Transfer Agent to be held by the Transfer Agent in trust for such Shareholder.  The Transfer Agent shall pay and deliver to any such Shareholder, as soon as reasonably practicable after application therefor is made by such Shareholder to the Transfer Agent in such form as the Transfer Agent may reasonably require, such dividends, distributions, cash and interest accrued, net of withholding and other takes, to which such Shareholder is entitled.

5.4

Use of Postal Services

Any share certificate or cheque which any person is entitled to receive in accordance with this Plan of Arrangement shall (unless the Transfer Agent shall have received instructions to the contrary from or on behalf of such person prior to the Effective Date) be forwarded by first class mail, postage prepaid, or in the case of postal disruption Canada, by such other means as the Transfer Agent may deem prudent.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1

Amendment

This Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Date, be amended in a manner not materially prejudicial to the shareholders of Canarc by written agreement of Canarc and Caza without, subject to applicable law, further notice to or authorization on the part of the shareholders of Canarc for any reason whatsoever.

6.2

Termination

This Plan of Arrangement may, at any time before or after the holding of the Meeting but no later than the Effective Date, be terminated by the board of directors of Canarc without further notice to, or action on the part of, its shareholders.

Without limiting the generality of the foregoing, Canarc may terminate this Plan of Arrangement:

6.1.1

in the event that any right of dissent, if any, is specifically provided for by Court order in respect of Canarc Common Shares, immediately prior to the Effective Date, in the event any shareholders have exercised their right of dissent; or

6.1.2

if prior to the Effective Date there is a material change in the business, operations, properties, assets, liabilities or condition, financial or otherwise, of Canarc and its subsidiaries, taken as a whole, or in Caza, or any change in general economic conditions, interest rates or any outbreak or material escalation in, or the cessation of, hostilities or any other calamity or crisis, or there should develop, occur or come into effect any occurrence which has a material effect on the financial markets of Canada and the board of directors of Canarc determines in its sole judgment that it would be inadvisable in such circumstances for Canarc to proceed with the Arrangement.

6.3

Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to section 6.2 hereof, no party shall have any liability or further obligation to any other party hereunder.

APPENDIX II – Draft Court Order

No. T_____________
VANCOUVER TREGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER THE BUSINESS CORPORATIONS ACT, SBC 2002, c. 57

AND

IN THE MATTER OF AN ARRANGEMENT CONCERNING CANARC RESOURCE CORP.

ORDER

BEFORE   JUSTICE/MASTER

)

MONDAY, THE 12PthP DAY

)

)

OF MAY, 2008

THE PETITION of the petitioner coming on for hearing at Vancouver, British Columbia on the 12th day of May, 2008, and on hearing Robert D. Holmes, counsel for the petitioner and on reading the affidavit of ______________ sworn __________ in this proceeding;

1.

THIS COURT ORDERS that notice of the Petition and all materials filed herein be deemed to have been effectively given by the petitioner having mailed or delivered to its shareholders, directors and auditors, in accordance with the Business Corporations Act (B.C.) and its articles, copies of the Notice of Meeting, Information Circular, Arrangement Agreement, Proxy and Notice of Hearing in the forms attached as Exhibits "A", "B", "C" to the Affidavit of ___________ (collectively the "Notice Documents"), on or about _______________, and that such notice constitutes good and sufficient service in respect of the Notice Documents, the petition and the supporting affidavit herein on each of them, such that no other form of service need by made and no other material need be served on any of them in respect of these proceedings, and such service shall be deemed to have been effective on the seventh day next following the date of mailing of the Notice Documents.

2.

AND THIS COURT FURTHER ORDERS that the accidental omission to give notice of the Notice Documents, or the non-receipt of such notice by any persons specified in paragraph 2, shall not invalidate any resolution passed or proceeding taken at the April 29, 2008 Annual and Special Meeting of the shareholders of Canarc Resource Corp. (the “Meeting”), nor shall it invalidate these proceedings or any Order made herein.

3.

AND THIS COURT FURTHER ORDERS AND DECLARES that the arrangement as amended (the “Arrangement”) was duly passed at the Meeting, having received more than the required 2/3 of the votes cast by shareholders of Canarc Resource Corp. voting on the resolution at the Meeting.

4.

AND THIS COURT FURTHER ORDERS that the time for hearing the Petition be abridged and set for May 12, 2008.

5.

AND THIS COURT FURTHER ORDERS that any shareholder of the petitioner may appear on the application to this Court proposed to be made on May 12, 2008 for approval of the Arrangement, provided such shareholder has filed with this Court and/or served on the solicitors for the petitioner before 11:00 a.m. on May 7, 2008 an Appearance setting out such shareholder's address for service and copies of any evidence or material which such shareholder intends to present to the Court.

6.

AND THIS COURT FURTHER ORDERS that the Arrangement be approved as being fair to the Petitioner and each securityholder of the Petitioner, and that each of the Petitioner and its securityholders, and Caza Gold Corp., be bound by such Arrangement on and subject to the terms and conditions set forth in the Plan of Arrangement and the Arrangement Agreement.

7.

AND THIS COURT FURTHER ORDERS that the Petitioner shall be at liberty to apply for such further Orders as it may deem necessary or desirable in connection with the Arrangement.

BY THE COURT

DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

Counsel for the Petitioner

No. S063787

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE BUSINESS CORPORATIONS ACT,

SBC 2002, c. 57

AND:

IN THE MATTER OF AN ARRANGEMENT BETWEEN PETAQUILLA MINERALS LTD. AND PETAQUILLA COPPER LTD.

______________________________________________________

ORDER

_______________________________________________________

Holmes & King

Barristers & Solicitors

1300 - 1111 West Georgia Street

Vancouver, B.C.

V6E 4M3

[(604)681-1310]

Attention: Robert D. Holmes

File No.  20301/201